UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2023
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2023

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2023

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: November 1, 2023

NORTH AMERICAN CONSTRUCTION GROUP LTD.

# 2023 THIRD QUARTER REPORT

S8005
HITACHI
05
S8005
NORTH AMERICAN
NORTH AMERICAN
www.nacg.ca
EX8000
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NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Fellow Shareholders:

Third quarter results were generally in line with overall expectations but there were a lot of ups and downs from July through September. Importantly, we had excellent safety performance which resulted in a 64% reduction in our incident rate compared to the same period last year. Also on the positive, we finished our first summer of earthworks at the Fargo Moorhead flood diversion project and the project is progressing well. On the downside, the Nuna Group of Companies suffered from two project permitting delays during the quarter and the ripple effects of a month-long evacuation of Yellowknife, NWT due to forest fires. All told, Nuna posted its lowest operating margins since our acquisition and we will be working with our Nuna team over the winter to better prepare and mitigate for the risk of such events moving forward. We continue to have strong demand in the Canadian oil sands region with scope changes between sites requiring relocation of approximately sixty pieces of heavy equipment which drove modest utilization of 56% in the quarter. We don’t expect any significant fleet moves to be required in the fourth quarter and do expect our utilization to continue the positive trend from the initiatives that we have in place from telematics to our continued in-housing of maintenance functions.

The regional tender in Fort McMurray remains a key focus of our operations teams. We continue, with our Mikisew partners, to have weekly discussions and updates with our long-standing client but the scale, level of detail and complexity of this tender is taking considerable time to work through. We believe formal award of the scopes of work will be completed by end of November.

The closing of the acquisition of the MacKellar Group was a major milestone achieved effective October 1st. Since the announcement in late July, I couldn’t be more positive about our prospects in Australia. Heading into the close date, MacKellar posted a stronger than expected quarter which enabled us to increase expectations for 2024 as discussed below. Onboarding and town hall sessions in October indicate extremely strong demand for heavy equipment in both Queensland and Western Australia and we are now poised to capitalize on this demand. Our Canadian and Australian equipment and maintenance teams are working together to share not only operating and maintenance practices but also fleet and personnel availability. Several infrastructure projects are being planned in Australia and we will be working with MacKellar to bid on those scopes. The ERP roll-out has begun with our transition and support teams having made their first trips down. We remain convinced that the MacKellar Group has provided a step-change in our company and are looking forward to operating as a truly global company with Canada, Australia, and the US all providing meaningful contributions.

Looking forward and taking all of this into account, I am excited to see the $4.50 per share of full year earnings potential that our combined business has. We have our work cut out for us to get there but have a clear operational plan to achieve it. It’s hard to believe that realizing this could represent an over 50% increase from 2023 which would be a record-setting year for us on its own as we are focused on closing out the year strong. Free cash flow this year has been impacted by component quality issues, which are now resolved, as well as the timing of joint venture distributions, which are now scheduled to be collected next year. We’re looking forward to a strong fourth quarter followed by the targeted 2024 free cash flow range of $160 to $185 million. As customarily discussed in this letter, the allocation of capital is a primary focus of mine and the successful integration of MacKellar provides continued flexibility to weigh all options moving forward.
In closing, I want to thank our employees for their continued dedication in executing the plans we have, our customers for their continued trust, and our shareholders for their continued confidence.

Regards,

Joseph Lambert
President & Chief Executive Officer
November 1, 2023
i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2023
November 1, 2023
The following Management’s Discussion and Analysis ("MD&A") is as of November 1, 2023, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2023, the audited consolidated financial statements and notes that follow for the year ended December 31, 2022, and our annual MD&A for the year ended December 31, 2022.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity method investment backlog", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit margin", "growth capital", "growth spending", "invested capital", "margin", "net debt", "senior debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", "total debt", and "total net working capital (excluding cash)". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2023	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2023	2022	Change
Revenue	$194,744	$191,383	$3,361
Total combined revenue(i)	272,620	269,617	3,003

Gross profit	26,312	24,567	1,745
Gross profit margin(i)	13.5%	12.8%	0.7%

Combined gross profit(i)	37,798	39,651	(1,853)
Combined gross profit margin(i)(ii)	13.9%	14.7%	(0.8)%

Operating income	14,138	17,649	(3,511)

Adjusted EBITDA(i)(iii)	59,371	60,110	(739)
Adjusted EBITDA margin(i)(iii)	21.8%	22.3%	(0.5)%

Net income	11,387	20,220	(8,833)
Adjusted net earnings(i)	14,295	17,558	(3,263)

Cash provided by operating activities	37,512	31,432	6,080
Cash provided by operating activities prior to change in working capital(i)	41,666	39,810	1,856

Free cash flow(i)	10,040	3,390	6,650

Purchase of PPE	39,295	31,205	8,090
Sustaining capital additions(i)	42,290	30,578	11,712
Growth capital additions(i)	1,727	—	1,727

Basic net income per share	$0.43	$0.75	$(0.32)
Adjusted EPS(i)	$0.54	$0.65	$(0.11)
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $194.7 million represented a $3.4 million (or 2%) increase from Q3 2022. Consistent year-over-year revenue was led by the heavy equipment fleet at Fort Hills. Equipment utilization of 56% was negatively impacted by a change in work scopes and the time required to move heavy equipment into the Fort Hills mine ahead of the winter season. In addition, wet weather in July and project completion in late August at the gold mine in Northern Ontario impacted utilization. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading had modest impacts on revenue with services and sales provided to external customers. Lastly, another ultra-class haul truck was rebuilt, commissioned and sold to the Mikisew North American Limited Partnership ("MNALP"), bringing its haul truck fleet to seventeen.
Combined revenue of $272.6 million represented a $3.0 million (or 1%) increase from Q3 2022. Our share of revenue generated in Q3 2023 by joint ventures and affiliates was $77.9 million, compared to $78.2 million in Q3 2022. The Nuna Group of Companies suffered the revenue impacts of two project permitting delays and the ripple effects of a month-long evacuation of Yellowknife, NWT. Supply chain disruptions from the evacuation and the pervasive impacts of the record-setting wildfires in northern Canada hampered Nuna's ability to complete scopes it normally completes during the third quarter. The completion of the gold mine project in northern Ontario at the end of August contributed to the quarter over quarter variance. Offsetting these variances was the Fargo-Moorhead flood diversion project which completed its largest operational quarter to date and is on track to reach the one-quarter mark of completed scopes during the fourth quarter.
Adjusted EBITDA and the associated margin of $59.4 million and 21.8% were generally consistent with the Q3 2022 results of $60.1 million and 22.3%, respectively. Cost effective operation of the heavy equipment fleet within our wholly-owned business generated increased EBITDA quarter over quarter. This was fully offset by margin impacts experienced within the Nuna Group of Companies from the aforementioned wildfire conditions in northern Canada and completion of the gold mine project in northern Ontario. EBITDA generated by the Fargo joint ventures tracked the aforementioned strong revenue quarter as construction costs are being incurred according to plan.

Management's Discussion and Analysis September 30, 2023	M-2	North American Construction Group Ltd.

Depreciation of our equipment fleet was 14.7% of revenue in the quarter, compared relatively consistently to the 13.8% in Q3 2022. Our internal maintenance programs continue to produce low-cost and longer life components allowing for depreciation rates to remain in this range.
General and administrative expenses (excluding stock-based compensation) were $6.9 million, or 3.5% of revenue, compared to $6.6 million, or 3.4% of revenue in Q3 2022. Consistent costs were incurred as increases from ML Northern and cost items impacted by inflation were offset by cost discipline in discretionary areas and associated cost recoveries from our joint ventures.
Cash related interest expense (See "Non-GAAP Financial Measures") for the quarter was $7.8 million at an average cost of debt of 7.1%, compared to 5.8% in Q3 2022, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $8.1 million in the quarter, compared to $6.5 million in Q3 2022.
Adjusted EPS of $0.54 on adjusted net earnings of $14.3 million is down 17% from the prior year figure of $0.65 and is consistent with adjusted EBIT performance. Weighted-average common shares levels for the third quarters of 2023 and 2022 were stable at 26,700,303 and 26,836,133, respectively, net of shares classified as treasury shares.
Free cash flow was $10.0 million in the quarter and was primarily the result of adjusted EBITDA of $59.4 million, as detailed above, offset by sustaining capital additions ($42.3 million) and cash interest paid ($6.4 million).
SIGNIFICANT BUSINESS EVENTS
Effective October 1, 2023, we closed our acquisition of MacKellar Group ("MacKellar"), a privately-owned heavy earthworks company based in Australia. Total expected consideration is $395 million (the "Consideration"), with the final Consideration amount to be determined based on MacKellar’s audited financial statements as of September 30, 2023, which will be reflected in our financial statements for the year ending December 31, 2023. The purchase price is approximately equal to the fair value of net assets of MacKellar and subsequent payments over a four-year period primarily based on the estimated earnings of the business. We are in the process of valuing amounts for the major classes of assets and liabilities acquired, intangible assets and pre-acquisition contingencies in order to allocate the purchase price.
Concurrent with closing of the transaction, we entered into an amended and restated senior revolving credit facility (the “Credit Facility”). On October 26, 2023, we exercised the accordion feature as included in the amended agreement. The Credit Facility remains comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four-quarter basis.
The lending capacity provided by the Credit Facility includes a Canadian dollar tranche of $280 million and an Australian dollar tranche of $220 million, totaling $470 million of lending capacity using the exchange rate in effect as at October 3, 2023. The Credit Facility permits incurrence of $350 million of secured equipment financing from third party providers resulting in a total borrowing limit of $820 million. Based on the upfront payments made and senior secured debt assumed at closing, total liquidity and total capital liquidity is estimated to be approximately $105 million and $205 million upon transaction close (as compared to $108.4 million and $154.2 million, respectively as at September 30, 2023).

Management's Discussion and Analysis September 30, 2023	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2023, results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$194,744	$191,383	$630,922	$536,122
Cost of sales(i)	139,840	140,440	452,831	393,756
Depreciation	28,592	26,376	89,329	83,408
Gross profit	$26,312	$24,567	$88,762	$58,958
Gross profit margin(ii)	13.5%	12.8%	14.1%	11.0%
General and administrative expenses (excluding stock-based compensation)	6,902	6,576	22,314	18,426
Stock-based compensation expense (benefit)	5,583	437	16,324	(129)
Operating income	14,138	17,649	49,935	39,592
Interest expense, net	8,119	6,522	22,941	16,769
Net income	11,387	20,220	45,495	41,291

Adjusted EBITDA(ii)	59,371	60,110	195,827	159,499
Adjusted EBITDA margin(ii)(iii)	21.8%	22.3%	22.5%	21.7%

Per share information
Basic net income per share	$0.43	$0.75	$1.72	$1.49
Diluted net income per share	$0.39	$0.65	$1.51	$1.33
Adjusted EPS(ii)	$0.54	$0.65	$1.96	$1.33
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$194,744	$191,383	$630,922	$536,122
Share of revenue from investments in affiliates and joint ventures	168,667	161,823	516,637	413,027
Elimination of joint venture subcontract revenue	(90,791)	(83,589)	(277,369)	(214,992)
Total combined revenue(i)	$272,620	$269,617	$870,190	$734,157

(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$26,312	$24,567	$88,762	$58,958
Share of gross profit from investments in affiliates and joint ventures	11,486	15,084	40,968	35,040
Combined gross profit(i)	$37,798	$39,651	$129,730	$93,998
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2023	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

		Three months ended		Nine months ended
		September 30,		September 30,
(dollars in thousands)		2023	2022	2023	2022
Net income		$11,387	$20,220	$45,495	$41,291
Adjustments:
(Gain) loss on disposal of property, plant and equipment		(311)	(95)	189	1,069
Stock-based compensation expense (benefit)		5,583	437	16,324	(129)
Acquisition costs		1,161	—	1,161	—
Loss on equity investment customer bankruptcy claim settlement		—	—	759	—
Net realized and unrealized gain on derivative financial instruments		(2,618)	—	(6,979)	—
Equity investment net realized and unrealized loss (gain) on derivative financial instruments		572	(2,925)	(649)	(5,140)
Tax effect of the above items		(1,479)	(79)	(4,240)	(216)
Adjusted net earnings(i)	0	14,295	17,558	52,060	36,875
Adjustments:
Tax effect of the above items		1,479	79	4,240	216
Interest expense, net		8,119	6,522	22,941	16,769
Income tax expense		1,733	4,983	11,892	10,184
Equity earnings in affiliates and joint ventures		(4,483)	(14,076)	(23,414)	(28,652)
Equity investment EBIT(i)		4,189	15,676	23,758	32,785
Adjusted EBIT(i)		25,332	30,742	91,477	68,177
Adjustments:
Depreciation and amortization		28,884	26,592	90,239	84,051
Equity investment depreciation and amortization(i)		5,155	2,776	14,111	7,271
Adjusted EBITDA(i)		$59,371	$60,110	$195,827	$159,499
Adjusted EBITDA margin(i)(ii)		21.8%	22.3%	22.5%	21.7%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Equity earnings in affiliates and joint ventures	$4,483	$14,076	$23,414	$28,652
Adjustments:
Interest (income) expense, net	(742)	589	(915)	1,901
Income tax expense	448	997	1,294	2,167
Loss (gain) on disposal of property, plant and equipment	—	14	(35)	65
Equity investment EBIT(i)	$4,189	$15,676	$23,758	$32,785
Depreciation	$4,976	$2,600	$13,572	$6,743
Amortization of intangible assets	179	176	539	528
Equity investment depreciation and amortization(i)	$5,155	$2,776	$14,111	$7,271
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2023	M-5	North American Construction Group Ltd.

Analysis of three and nine months ended September 30, 2023, results
Revenue
A breakdown of revenue by source is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Operations support services	$174,486	$158,743	$578,450	$475,864
Equipment and component sales	20,258	14,972	43,923	39,549
Construction services	—	17,668	8,549	20,709
	$194,744	$191,383	$630,922	$536,122
For the three months ended September 30, 2023, revenue was $194.7 million, up from $191.4 million in the same period last year. Equipment utilization of 56%, compared to the record Q3 metric of 62% last year, was primarily affected by equipment moves into the Fort Hills mine but also impacted by wet weather in July and the project completion at the gold mine in Northern Ontario. The purchase of ML Northern's fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading continue to have modest impacts on revenue with services and sales provided to external customers. Another ultra-class haul truck was rebuilt for MNALP and commissioned prior to the end of the quarter. This sale compares to three haul truck sales in the same period in 2022 resulting in lower revenue when comparing to Q3 2022.
For the nine months ended September 30, 2023, revenue was $630.9 million, up from $536.1 million in the same period last year. This increase of 18% reflects the same Q3 factors mentioned above and the strong Q1 performance resulting from high utilization. Q1 2022 was also heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted by these factors to the same extent.
Gross profit
For the three months ended September 30, 2023, gross profit was $26.3 million with a 13.5% gross profit margin, up from a gross profit of $24.6 million and gross profit margin of 12.8% in the same period last year. The increase in gross profit is the result of efficiencies realized with the mobilization of the larger haul truck and loading equipment fleets at certain sites but were partially offset by lower margins on summer scopes of work.
For the nine months ended September 30, 2023, gross profit was $88.8 million with a 14.1% gross profit margin, up from $59.0 million with a 11.0% gross profit margin in the same period last year. For the nine months ended September 30, 2023, cost of sales were $452.8 million, up from cost of sales of $393.8 million in the same period last year. The gross profit margin was impacted by the Q3 factors discussed above in addition to higher equipment availabilities experienced in the first half of the year. Gross margin was further impacted in the prior year by workforce availability issues in January due to high COVID-19 Omicron cases and the significant impact of cost inflation and skilled labour shortages in Q1 2022.
A breakdown of cost of sales is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Salaries, wages, & benefits	$55,304	$57,298	$193,010	$171,134
Repair parts & consumable supplies	40,091	37,125	132,759	94,966
Subcontractor services	21,657	24,777	72,029	61,217
Equipment & component sales	15,995	11,071	33,638	34,665
Third-party rentals	3,878	5,238	10,745	17,079
Fuel	1,155	2,949	4,940	9,359
Other	1,760	1,982	5,710	5,336
	$139,840	$140,440	$452,831	$393,756

Management's Discussion and Analysis September 30, 2023	M-6	North American Construction Group Ltd.

For the three months ended September 30, 2023, depreciation was $28.6 million, or 14.7% of revenue, up from $26.4 million, or 13.8% of revenue, in the same period last year. The increased depreciation in the current quarter is related to the increase in site activity.
For the nine months ended September 30, 2023, depreciation was $89.3 million, or 14.2% of revenue, up from $83.4 million, or 15.6% of revenue, in the same period last year. The increase in depreciation for the nine months ended September 30, 2023, is driven by an increase to mechanical availability that increased operating equipment hours compared to the prior year.
Operating income
For the three months ended September 30, 2023, we recorded operating income of $14.1 million, a decrease of $3.5 million from the $17.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $6.9 million (or 3.5% of revenue) for the quarter, higher than the $6.6 million (or 3.4% of revenue) in the prior year. The rise can be attributed to our recent acquisition of ML Northern and increased activity levels. Despite the increase in expenses, our focus on operational efficiency has resulted in a decrease in general and administrative expenses as a percentage of revenue. Stock-based compensation expense increased by $5.1 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2023, we recorded operating income of $49.9 million, an increase of $10.3 million from the $39.6 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $22.3 million (or 3.5% of revenue) compared to the $18.4 million (or 3.4% of revenue) for the nine months ended September 30, 2022. The increased costs reflect the inclusion of ML Northern and increased activity levels. We maintained consistent general and administrative costs as compared to revenue during the nine months ended September 30, 2023, compared to the same period last year. Stock-based compensation expense increased by $16.5 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Interest expense
Credit Facility	$2,852	$2,702	$9,262	$5,883
Convertible debentures	1,716	1,729	5,135	5,132
Interest on customer supply chain financing	988	599	3,138	1,109
Equipment financing(i)	836	794	2,461	2,575
Mortgage	244	251	737	757
Amortization of deferred financing costs	296	242	877	792
Interest expense	$6,932	$6,317	$21,610	$16,248
Other interest expense, net	1,187	205	1,331	521
Total interest expense, net	$8,119	$6,522	$22,941	$16,769
Equity earnings in affiliates and joint ventures	$(4,483)	$(14,076)	$(23,414)	$(28,652)
Net unrealized gain on derivative financial instruments	(2,618)	—	(6,979)	—
Income tax expense	1,733	4,983	11,892	10,184
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $8.1 million during the three months ended September 30, 2023, an increase from the $6.5 million recorded in the prior year. During the nine months ended September 30, 2023, total interest expense was $22.9 million, an increase from the $16.8 million recorded in the prior year. The increased interest expense is related to interest rate increases on our Credit Facility.
Cash related interest expense for the three months ended September 30, 2023, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $7.8 million and represents an average cost of debt of 7.1% when factoring in the Credit Facility balances during the quarter (compared to 5.8% for the three months ended September 30, 2022). Cash related interest expense for the nine months ended September 30, 2023, (excluding amortization of deferred financing cost of $0.9 million) was $22.1 million and represents an average cost of debt of 6.9% (compared to 5.1% for the nine months ended September 30, 2022).

Management's Discussion and Analysis September 30, 2023	M-7	North American Construction Group Ltd.

For the three and nine months ended September 30, 2023, we recognized an unrealized gain of $2.6 million and $7.0 million, respectively, on a swap agreement (three and nine months ended September 30, 2022 - $nil) based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at September 30, 2023, was $29.43 (December 31, 2022 - $18.08).
We recorded income tax expense of $1.7 million and $11.9 million for the three and nine months ended September 30, 2023, respectively. The decrease in tax expense is in line with the decrease in income before taxes in the quarter.
Equity earnings in affiliates and joint ventures
Equity earnings in affiliates and joint ventures was generated by the joint ventures accounted for using the equity method. Earnings of $4.5 million for the three months ended September 30, 2023, are down from $14.1 million in the same period last year. Continued investment by MNALP in excavators and ultra-class haul trucks has expanded the fleet size, driving higher revenues over the same period in 2022, however profits have remained flat as the haul trucks incurred higher tire costs compared to the same period in 2022. Scope completion at the Fargo-Moorhead flood diversion project has ramped up significantly over the same period in 2022 as the project has entered full operation, while profits were comparable to the same period in 2022 as a result of the derivative gain in 2022. Nuna has experienced a reduction in revenue and net income over the same period in 2022, driven primarily by wildfires in northern Canada and the project completion at a gold mine in northern Ontario.

Three months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$40,090	$88,480	$38,677	$1,420	$168,667
Gross profit	681	2,940	7,664	201	11,486
Income before taxes	(764)	2,220	3,711	(236)	4,931
Net income	$(838)	$2,220	$3,337	$(236)	$4,483

Three months ended September 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$65,233	$86,842	$6,921	$2,827	$161,823
Gross profit	9,999	3,090	1,488	507	15,084
Income before taxes	8,165	2,671	3,424	813	15,073
Net income	$7,168	$2,671	$3,424	$813	$14,076

Nine months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$146,699	$297,879	$67,242	$4,817	$516,637
Gross profit	14,376	10,407	15,674	511	40,968
Income before taxes	8,101	8,107	9,250	(750)	24,708
Net income	$7,259	$8,107	$8,798	$(750)	$23,414

Nine months ended September 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$158,202	$219,475	$27,344	$8,006	$413,027
Gross profit	24,015	6,282	3,289	1,454	35,040
Income before taxes	17,832	5,450	6,103	1,434	30,819
Net income	$15,665	$5,450	$6,103	$1,434	$28,652
Net income and comprehensive income
For the three months ended September 30, 2023, we recorded $10.3 million of net income and comprehensive income available to shareholders (basic net income per share of $0.43 and diluted net income per share of $0.39), compared to $20.6 million net income and comprehensive income available to shareholders (basic net income per share of $0.75 and diluted net income per share of $0.65) recorded for the same period last year.
For the nine months ended September 30, 2023, we recorded $44.0 million of net income and comprehensive income available to shareholders (basic net income per share of $1.72 and diluted net income per share of $1.51), compared to $41.7 million net income and comprehensive income available to shareholders (basic net income per share of $1.49 and diluted net income per share of $1.33) for the same period last year.

Management's Discussion and Analysis September 30, 2023	M-8	North American Construction Group Ltd.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Net income	$11,387	$20,220	$45,495	$41,291
Interest from convertible debentures (after tax)	1,462	1,486	4,441	4,405
Diluted net income available to common shareholders	$12,849	$21,706	$49,936	$45,696

Adjusted net earnings(i)	$14,295	$17,558	$52,060	$36,875

Weighted-average number of common shares	26,700,303	26,836,133	26,509,360	27,737,971
Weighted-average number of diluted common shares	33,007,609	33,347,596	33,007,609	34,365,454

Basic net income per share	$0.43	$0.75	$1.72	$1.49
Diluted net income per share	$0.39	$0.65	$1.51	$1.33
Adjusted EPS(i)	$0.54	$0.65	$1.96	$1.33
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Revenue	$194.7	$193.6	$242.6	$233.4	$191.4	$168.0	$176.7	$181.0
Gross profit	26.3	21.5	40.9	42.6	24.6	12.4	22.0	23.1
Adjusted EBITDA(i)	59.4	51.8	84.6	85.9	60.1	41.6	57.7	56.3
Net income and comprehensive income	10.3	11.8	21.9	26.1	20.6	7.5	13.5	15.3
Basic net income per share(ii)	$0.43	$0.46	$0.83	$0.99	$0.75	$0.27	$0.48	$0.54
Diluted net income per share(ii)	$0.39	$0.42	$0.71	$0.84	$0.65	$0.25	$0.43	$0.48
Adjusted EPS(i)(ii)	$0.54	$0.47	$0.96	$1.10	$0.65	$0.17	$0.51	$0.59

Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.08	$0.08	$0.08	$0.08	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Basic net income, diluted net income, and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2022.

Management's Discussion and Analysis September 30, 2023	M-9	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	September 30, 2023	December 31, 2022	Change
Cash	$40,441	$69,144	$(28,703)
Working capital assets
Accounts receivable	$78,570	$83,811	$(5,241)
Contract assets	13,482	15,802	(2,320)
Inventories	57,086	49,898	7,188
Prepaid expenses and deposits	7,582	10,587	(3,005)
Working capital liabilities
Accounts payable	(76,173)	(102,549)	26,376
Accrued liabilities	(41,017)	(43,784)	2,767
Contract liabilities	(69)	(1,411)	1,342
Total net working capital (excluding cash)(i)	$39,461	$12,354	$27,107

Property, plant and equipment	695,176	645,810	49,366
Total assets	1,009,065	979,513	29,552

Credit Facility(ii)	200,000	180,000	20,000
Equipment financing(ii)(iii)	77,356	85,931	(8,575)
Senior debt(i)	$277,356	$265,931	$11,425
Convertible debentures(ii)	129,750	129,750	—
Mortgage(ii)	28,633	29,231	(598)
Total debt(i)	$435,739	$424,912	$10,827
Cash	(40,441)	(69,144)	28,703
Net debt(i)	$395,298	$355,768	$39,530
Total shareholders' equity	339,636	305,919	33,717
Invested capital(i)	$734,934	$661,687	$73,247
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
As at September 30, 2023, we had $40.4 million in cash and $68.0 million of unused borrowing availability on the Credit Facility for a total liquidity of $108.4 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at September 30, 2023, our total capital liquidity was $154.2 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	September 30, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(277,356)	(265,931)
Letters of credit	(32,037)	(32,030)
Joint venture guarantees	(71,887)	(53,744)
Cash	40,441	69,144
Total capital liquidity(i)	$154,161	$212,439
(i)See "Non-GAAP Financial Measures".
As at September 30, 2023, we had $2.8 million in trade receivables that were more than 30 days past due, compared to $1.4 million as at December 31, 2022. As at September 30, 2023, and December 31, 2022, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the

Management's Discussion and Analysis September 30, 2023	M-10	North American Construction Group Ltd.

collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at September 30, 2023, holdbacks totaled $0.4 million, consistent with $0.4 million as at December 31, 2022.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Purchase of PPE	$39,295	$31,205	$114,210	$83,591
Additions to intangibles	121	642	123	3,258
Gross capital expenditures	$39,416	$31,847	$114,333	$86,849
Proceeds from sale of PPE	(1,769)	(322)	(4,809)	(2,367)
Change in capital inventory and capital work in progress(i)	4,141	(947)	(4,485)	(6,019)
Capital expenditures, net(i)	$41,788	$30,578	$105,039	$78,463
Finance lease additions	2,229	—	27,228	8,695
Capital additions(i)	$44,017	$30,578	$132,267	$87,158
(i)See "Non-GAAP Financial Measures".

Sustaining and growth additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Sustaining	$40,061	$30,578	$100,564	$78,463
Growth	1,727	—	4,475	—
Capital expenditures, net(i)	$41,788	$30,578	$105,039	$78,463
Sustaining	2,229	—	27,228	8,695
Growth	—	—	—	—
Finance lease additions	$2,229	$—	$27,228	$8,695
Sustaining	42,290	30,578	127,792	87,158
Growth	1,727	—	4,475	—
Capital additions(i)	$44,017	$30,578	$132,267	$87,158
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2023, are $44.0 million ($30.6 million in the prior year) and for the nine months ended September 30, 2023, are $132.3 million ($87.2 million in the prior year). Sustaining capital additions were incurred on routine maintenance of the existing fleet. Growth capital spending relates to the purchase of fuel and lube trucks to enhance cost savings being achieved by ML Northern.
We finance a portion of our heavy construction fleet through finance leases. For the nine months ended September 30, 2023, sustaining capital additions financed through finance leases was $27.2 million ($8.7 million for the same period in 2022). Our equipment fleet is currently split among owned (64%), finance leased (32%) and rented equipment (4%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Nuna	$1,346	$(196)	$2,551	$7,283
MNALP	3,036	7,503	10,833	18,696
Fargo	6,612	12,171	14,410	12,823
Other	(9)	837	(1,360)	2,617
Share of affiliate and joint venture capital additions(i)	$10,985	$20,315	$26,434	$41,419
Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP and Fargo joint ventures were growth in nature, given they represent initial investments.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2022.

Management's Discussion and Analysis September 30, 2023	M-11	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$37,512	$31,432	$109,521	$91,102
Cash used in investing activities	(26,970)	(28,042)	(107,123)	(79,945)
Cash provided by financing activities	9,250	7,698	(29,639)	(4,969)
Increase (decrease) in cash	$19,792	$11,088	$(27,241)	$6,188
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities prior to change in working capital(i)	$41,666	$39,810	$134,646	$118,037
Net changes in non-cash working capital	(4,154)	(8,378)	(25,125)	(26,935)
Cash provided by operating activities	$37,512	$31,432	$109,521	$91,102
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended September 30, 2023, was $37.5 million, compared to cash provided by operating activities of $31.4 million for the three months ended September 30, 2022. The increase in cash flow in the current period is largely a result of changes in working capital. Cash provided by operating activities for the nine months ended September 30, 2023, was $109.5 million, compared to cash provided by operating activities of $91.1 million for the nine months ended September 30, 2022.
Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Accounts receivable	$346	$(20,032)	$5,241	$(18,405)
Contract assets	(2,794)	(1,032)	2,320	(1,179)
Inventories	(917)	3,260	(7,188)	402
Contract costs	—	936	—	2,466
Prepaid expenses and deposits	1,943	(6,654)	3,941	(4,012)
Accounts payable	(4,773)	11,471	(12,876)	8,865
Accrued liabilities	1,972	4,035	(15,221)	(11,880)
Contract liabilities	69	(362)	(1,342)	(3,192)
	$(4,154)	$(8,378)	$(25,125)	$(26,935)
Investing activities
Cash used in investing activities for the three months ended September 30, 2023, was $27.0 million, compared to cash used in investing activities of $28.0 million for the three months ended September 30, 2022. Current period investing activities largely relate to $39.3 million for the purchase of property, plant and equipment, partially offset by $1.8 million cash received on disposal of property, plant and equipment. Prior year investing activities included $31.2 million for the purchase of property, plant and equipment, partially offset by $0.3 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the nine months ended September 30, 2023, was $107.1 million, compared to cash used in investing activities of $79.9 million for the nine months ended September 30, 2022. Current year to date investing activities largely relate to $114.2 million for the purchase of property, plant and equipment, partially offset by $4.8 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $83.6 million for the purchase of property, plant and equipment, offset by $2.4 million in proceeds from the disposal of property, plant and equipment.

Management's Discussion and Analysis September 30, 2023	M-12	North American Construction Group Ltd.

Financing activities
Cash provided by financing activities during the three months ended September 30, 2023, was $9.3 million, which included $55.0 million in proceeds from long-term debt, offset by $37.5 million of long-term debt repayments and dividend payments of $2.6 million. Cash provided by financing activities during the three months ended September 30, 2022, was $7.7 million, which included proceeds from long-term debt of $40.0 million, offset by $12.2 million of long-term debt repayments, $15.8 million expended on the share purchase program, and dividend payments of $2.2 million.
Cash used in financing activities during the nine months ended September 30, 2023, was $29.6 million, which included $95.0 million in proceeds from long-term debt, offset by $111.4 million of long-term debt repayments and dividend payments of $7.4 million. Cash used in financing activities during the nine months ended September 30, 2022, was $5.0 million, which included $83.4 million in proceeds from long-term debt, offset by $46.4 million of long-term debt repayments, $34.1 million expended on the share purchase program, and dividend payments of $5.6 million.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$37,512	$31,432	$109,521	$91,102
Cash used in investing activities	(26,970)	(28,042)	(107,123)	(79,945)
Capital additions financed by leases	(2,229)	—	(27,228)	(8,695)
Add back:
Growth capital additions(i)	1,727	—	4,475	—
Free cash flow(i)	$10,040	$3,390	$(20,355)	$2,462
(i)See "Non-GAAP Financial Measures".
Free cash flow was $10.0 million in the quarter. Adjusted EBITDA generated $59.4 million, mentioned above, and when factoring in sustaining capital additions of $42.3 million and cash interest paid of $6.4 million, positive cash of $10.7 million was generated by the overall business in the quarter.
Free cash flow for the nine months ended September 30, 2023, was a use of $20.4 million. Adjusted EBITDA generated $195.8 million, offset by sustaining capital additions of $127.8 million and cash interest paid of $21.7 million, positive cash of $46.3 million was generated in the year.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2023, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2023, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2023	2024	2025	2026	2027 and thereafter
Credit Facility	$235,230	$4,386	$17,448	$213,396	$—	$—
Convertible debentures	156,126	1,715	6,861	6,861	59,789	80,900
Equipment financing(i)	81,917	12,048	39,909	12,835	10,538	6,587
Mortgage	41,468	446	1,783	1,783	1,783	35,673
Operating leases(ii)	15,334	280	1,013	1,723	1,579	10,739
Non-lease components of lease commitments(iii)	32	(7)	(28)	7	7	53
Supplier contracts	9,870	9,870	—	—	—	—
Contractual obligations	$539,977	$28,738	$66,986	$236,605	$73,696	$133,952
(i)Finance leases, included in equipment financing, are net of receivable on heavy equipment operating subleases of $1,125 (2023 - $1,125).
(ii)Operating leases are net of receivables on subleases of $833 (2023 - $167; 2024 - $666).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $44 (2023 - $9; 2024 - $35). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Management's Discussion and Analysis September 30, 2023	M-13	North American Construction Group Ltd.

Our total contractual obligations of $540.0 million as at September 30, 2023, increased from $537.5 million as at December 31, 2022, primarily as a result of the increase to the Credit Facility of $19.1 million, offset by a decrease to supplier contracts of $3.4 million, a decrease in convertible debentures of $5.1 million, and a decrease to equipment financing of $7.7 million. We have no off-balance sheet arrangements.
Credit Facility
On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions and permits finance lease debt to a limit of $175.0 million. This amended agreement extended the maturity to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at September 30, 2023, the Credit Facility had borrowings of $200.0 million (December 31, 2022 - $180.0 million) and $32.0 million in issued letters of credit (December 31, 2022 - $32.0 million). At September 30, 2023, our unused borrowing availability under the Credit Facility was $68.0 million (December 31, 2022 - $88.0 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2023, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Subsequent to September 30, 2023, on October 3, 2023, we entered into an amended and restated senior revolving credit facility. On October 26, 2023, we exercised the accordion feature as included in the amended agreement. The lending capacity provided by the Credit Facility includes a Canadian dollar tranche of $280 million and an Australian dollar tranche of $220 million, totaling $470 million of lending capacity using the exchange rate in effect as at October 3, 2023. The Credit Facility permits incurrence of $350 million of secured equipment financing from third party providers resulting in a total borrowing limit of $820 million. As part of the amendment, the maturity date of the Credit Facility was extended to October 3, 2026. The Credit Facility remains comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four-quarter basis.
Debt ratings
On June 29, 2023, S&P Global Ratings ("S&P") withdrew our "B+" credit rating at our request. The outlook was "stable" at the time of the withdrawal.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 27, 2023, there were 27,827,282 voting common shares outstanding, which included 1,090,187 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,086,714 common shares classified as treasury shares at September 30, 2023).

Management's Discussion and Analysis September 30, 2023	M-14	North American Construction Group Ltd.

For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	September 30, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.83	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding Common Shares, certain options, rights or warrants, cash dividends in an amount greater than $0.12 per Common Share for the 5.00% convertible debentures or $0.192 for the 5.50% convertible debentures, other reorganizations such as amalgamations or mergers, etc.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Corporation at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given.
The 5.00% convertible debentures are not redeemable by the company.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Swap Agreement
On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. During the three and nine months ended September 30, 2023, we recognized an unrealized gain of $2,618 and $6,979, respectively, on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at September 30, 2023, was $29.43 (December 31, 2022 - $18.08), resulting in a fair value of $7,757 being recorded to other assets on the Consolidated Balance Sheets as at September 30, 2023. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. In Q2 2023, the expected maturity date of this agreement was extended from October 2023 to May 2024. No other terms or conditions changed.

Management's Discussion and Analysis September 30, 2023	M-15	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2023:

(dollars in thousands)	September 30, 2023	December 31, 2022
Remaining performance obligations per financial statements	$87,202	$52,526
Add: undefined committed volumes	146,006	516,311
Backlog(i)	$233,208	$568,837
Equity method investment backlog(i)	548,725	717,849
Combined Backlog(i)	$781,933	$1,286,686
(i)See "Non-GAAP Financial Measures".
Backlog decreased $335.6 million while combined backlog decreased by $504.8 million, during the nine months ended September 30, 2023.
Revenue generated from backlog during the nine months ended September 30, 2023, was $516.5 million and we estimate that $168.5 million of our backlog reported above will be performed over the balance of 2023 (full year estimate of $685.0 million). For the year ended December 31, 2022, revenue generated from backlog was $433.6 million.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2022.
Changes in presentation
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note in the Consolidated Financial Statements, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Issued accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our

Management's Discussion and Analysis September 30, 2023	M-16	North American Construction Group Ltd.

business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization, and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.

Management's Discussion and Analysis September 30, 2023	M-17	North American Construction Group Ltd.

"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense, and income taxes.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgage related to NACG Acheson Ltd., and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.

Management's Discussion and Analysis September 30, 2023	M-18	North American Construction Group Ltd.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of September 30, 2023, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and nine months ended September 30, 2023, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2023, we had 209 salaried employees (September 30, 2022 - 200 salaried employees) and 1,542 hourly employees (September 30, 2022 - 1,639 hourly employees) in our western Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (September 30, 2022 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work, and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.

Management's Discussion and Analysis September 30, 2023	M-19	North American Construction Group Ltd.

OUTLOOK
Our expectation that our projected free cash flows for the full year 2023, in the range of $90 to $110 million, updated from previous reporting to reflect the acquisition of MacKellar and expected timing of cash received from joint ventures, and full year 2024, in the range of $160 to $185 million, will improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2023	2024
Combined revenue(i)	$1.2 - $1.3B	$1.5 - $1.7B
Adjusted EBITDA(i)	$295 - $310M	$430 - $470M
Sustaining capital(i)	$150 - $170M	$220 - $240M
Adjusted EPS(i)(ii)	$2.80 - $3.00	$4.25 - $4.75
Free cash flow(i)	$90 - $110M	$160 - $185M
Net debt leverage(i)(ii)(iii)	Less than 1.8x	Less than 1.4x

Capital allocation
Deleverage	$50 - $80M
Shareholder activity(iv)	$15 - $20M
Growth spending(i)	$35 - $40M

(i) See "Non-GAAP Financial Measures".
(ii) For clarity, the outlook for adjusted EPS and net debt leverage excludes the potential conversion of debentures.
(iii) Leverage ratio is based on the amended and restated Credit Facility effective as of October 3, 2023.
(iv) Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our expectation that no significant fleet moves will be required in the fourth quarter of 2023.
•Our expectation that our utilization will continue the positive trend from the initiatives that we have in place.
•Our belief that a formal award of the scopes of work related to the regional tender in Fort McMurray will be completed by end of November, 2023.
•Our belief that the Fargo-Moorhead flood diversion project is on track to reach the one-quarter mark of completed scopes during the fourth quarter of 2023.
•Our expectation of the total final consideration of the MacKellar acquisition
•Our belief that there is minimal risk in the collection of our trade receivables.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.
•All expectations and guidance stated in the "Outlook" portion of this document and in the Letter to Shareholders with respect to 2023 and 2024, including statements with respect to projected free cash flows, combines

Management's Discussion and Analysis September 30, 2023	M-20	North American Construction Group Ltd.

revenue, adjusted EBITDA, sustaining capital, adjusted EPS, senior debt rations, net debt ratios, deleveraging, shareholder activity and growth spending.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•commodity prices, in the markets we service, remaining stable and not dropping significantly during 2024 or the remainder of 2023;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects, and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency, and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2022, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2022, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Management's Discussion and Analysis September 30, 2023	M-21	North American Construction Group Ltd.

Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements, and composition of the Company's financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2023. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2022.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2022, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2023	M-22	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash		$40,441	$69,144
Accounts receivable	4, 7	78,570	83,811
Contract assets	5(b)	13,482	15,802
Inventories	6	57,086	49,898
Prepaid expenses and deposits		7,582	10,587
Assets held for sale		501	1,117
		197,662	230,359
Property, plant and equipment, net of accumulated depreciation of $413,933 (December 31, 2022 – $387,358)		695,176	645,810
Operating lease right-of-use assets		13,151	14,739
Investments in affiliates and joint ventures	7	85,713	75,637
Other assets		11,198	5,808
Intangible assets		5,881	6,773
Deferred tax assets		284	387
Total assets		$1,009,065	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$76,173	$102,549
Accrued liabilities		41,017	43,784
Contract liabilities	5(b)	69	1,411
Current portion of long-term debt	2, 8	39,357	42,089
Current portion of operating lease liabilities		1,767	2,470
		158,383	192,303
Long-term debt	2, 8	392,648	378,452
Operating lease liabilities		11,761	12,376
Other long-term obligations		25,924	18,576
Deferred tax liabilities		80,713	71,887
		669,429	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	9(a)	229,455	229,455
Treasury shares (September 30, 2023 - 1,086,714 (December 31, 2022 - 1,406,461))	9(a)	(16,052)	(16,438)
Additional paid-in capital		19,329	22,095
Retained earnings		108,060	70,501
Accumulated other comprehensive (loss) income		(1,156)	306
Shareholders' equity		339,636	305,919
Total liabilities and shareholders’ equity		$1,009,065	$979,513
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Revenue	5, 7	$194,744	$191,383	$630,922	$536,122
Cost of sales	2, 10	139,840	140,440	452,831	393,756
Depreciation		28,592	26,376	89,329	83,408
Gross profit		26,312	24,567	88,762	58,958
General and administrative expenses		12,485	7,013	38,638	18,297
(Gain) loss on disposal of property, plant and equipment		(311)	(95)	189	1,069
Operating income		14,138	17,649	49,935	39,592
Interest expense, net	11	8,119	6,522	22,941	16,769
Equity earnings in affiliates and joint ventures	7	(4,483)	(14,076)	(23,414)	(28,652)
Net realized and unrealized gain on derivative financial instruments	12(b)	(2,618)	—	(6,979)	—
Income before income taxes		13,120	25,203	57,387	51,475
Current income tax expense		1,495	701	3,198	1,198
Deferred income tax expense		238	4,282	8,694	8,986
Net income		$11,387	$20,220	$45,495	$41,291
Other comprehensive income
Unrealized foreign currency translation loss (gain)		1,100	(382)	1,462	(398)
Comprehensive income		$10,287	$20,602	$44,033	$41,689
Per share information
Basic net income per share	9(b)	$0.43	$0.75	$1.72	$1.49
Diluted net income per share	9(b)	$0.39	$0.65	$1.51	$1.33
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	41,291	—	41,291
Unrealized foreign currency translation gain	—	—	—	—	398	398
Dividends ($0.24 per share)	—	—	—	(6,672)	—	(6,672)
Share purchase program	(17,489)	—	(16,643)	—	—	(34,132)
Purchase of treasury shares	—	(1,915)	—	—	—	(1,915)
Stock-based compensation	—	3,393	233	—	—	3,626
Balance at September 30, 2022	$229,455	$(16,324)	$21,046	$46,482	$400	$281,059

Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	45,495	—	45,495
Unrealized foreign currency translation loss	—	—	—	—	(1,462)	(1,462)
Dividends ($0.30 per share)	—	—	—	(7,936)	—	(7,936)
Purchase of treasury shares	—	(5,878)	—	—	—	(5,878)
Stock-based compensation	—	6,264	(2,766)	—	—	3,498
Balance at September 30, 2023	$229,455	$(16,052)	$19,329	$108,060	$(1,156)	$339,636
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities:
Net income		$11,387	$20,220	$45,495	$41,291
Adjustments to reconcile to net cash from operating activities:
Depreciation		28,592	26,376	89,329	83,408
Amortization of deferred financing costs	11	296	242	877	792
(Gain) loss on disposal of property, plant and equipment		(311)	(95)	189	1,069
Net realized and unrealized gain on derivative financial instruments		(2,618)	—	(6,979)	—
Stock-based compensation expense (benefit)		5,583	437	16,324	(130)
Equity earnings in affiliates and joint ventures	7	(4,483)	(14,076)	(23,414)	(28,652)
Cash settlement of stock-based compensation		(471)	—	(7,817)	—
Dividends and advances received from affiliates and joint ventures	7	2,549	2,367	10,715	11,340
Other adjustments to cash from operating activities		904	57	1,233	(67)
Deferred income tax expense		238	4,282	8,694	8,986
Net changes in non-cash working capital	13(b)	(4,154)	(8,378)	(25,125)	(26,935)
		37,512	31,432	109,521	91,102
Investing activities:
Purchase of property, plant and equipment		(39,295)	(31,205)	(114,210)	(83,591)
Additions to intangible assets		(121)	(642)	(123)	(3,258)
Proceeds on disposal of property, plant and equipment		1,769	322	4,809	2,367
Investment in affiliates and joint ventures	7	—	—	—	(163)
Net payment on the wind up of affiliates and joint ventures	7	—	—	(387)	—
Net repayments of loans from affiliates and joint ventures		10,677	3,483	2,788	4,700
		(26,970)	(28,042)	(107,123)	(79,945)
Financing activities:
Proceeds from long-term debt	8	55,000	40,000	95,000	83,400
Repayment of long-term debt	8	(37,494)	(12,203)	(111,401)	(46,375)
Financing costs		—	(300)	—	(300)
Dividends paid	9(d)	(2,641)	(2,232)	(7,360)	(5,647)
Share purchase program	9(c)	—	(15,847)	—	(34,132)
Purchase of treasury shares	9(a)	(5,615)	(1,720)	(5,878)	(1,915)
		9,250	7,698	(29,639)	(4,969)
Increase (decrease) in cash		19,792	11,088	(27,241)	6,188
Effect of foreign exchange rate on changes in cash		(1,100)	382	(1,462)	398
Cash, beginning of period		21,749	11,717	69,144	16,601
Cash, end of period		$40,441	$23,187	$40,441	$23,187
Supplemental cash flow information (note 13(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
3. Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-5	North American Construction Group Ltd.

4. Accounts receivable

	September 30, 2023	December 31, 2022
Trade	$35,501	$39,625
Holdbacks	422	372
Accrued trade receivables	27,279	33,207
Contract receivables	$63,202	$73,204
Other	15,368	10,607
	$78,570	$83,811
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue by source
Operations support services	$174,486	$158,743	$578,450	$475,864
Equipment and component sales	20,258	14,972	43,923	39,549
Construction services	—	17,668	8,549	20,709
	$194,744	$191,383	$630,922	$536,122

Revenue by commercial terms
Time & materials	$102,016	$131,843	$374,844	$373,809
Unit price	90,114	56,846	244,665	154,417
Lump-sum	2,614	2,694	11,413	7,896
	$194,744	$191,383	$630,922	$536,122

Timing of revenue recognized
As-invoiced	$101,002	$129,337	$389,426	$394,087
Cost-to-cost percent complete	73,484	47,074	197,573	102,486
Point-in-time	20,258	14,972	43,923	39,549
	$194,744	$191,383	$630,922	$536,122
b) Contract balances
Contract assets:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Balance, beginning of period	$10,688	$9,906	$15,802	$9,759
Transferred to receivables from contract assets recognized at the beginning of the period	(10,688)	(7,565)	(15,802)	(6,052)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	9,023	3,046	9,023	3,046
Increases as a result of work completed, but not yet an unconditional right to consideration	4,459	5,551	4,459	4,185
Balance, end of period	$13,482	$10,938	$13,482	$10,938

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-6	North American Construction Group Ltd.

Contract liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Balance, beginning of period	$—	$519	$1,411	$3,349
Revenue recognized that was included in the contract liability balance at the beginning of the period	—	(519)	(1,411)	(3,349)
Increases due to cash received, excluding amounts recognized as revenue during the period	69	157	69	157
Balance, end of period	$69	$157	$69	$157
c) Transaction price allocated to the remaining performance obligations
For the three months remaining in 2023, the transaction price allocated to remaining performance obligations is $87,202. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three and nine months ended September 30, 2023 of $4,491 (three and nine months ended September 30, 2022 - $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at September 30, 2023 of $5,978 (December 31, 2022 - $1,487).
6. Inventories

	September 30, 2023	December 31, 2022
Repair parts	$32,620	$26,036
Tires and track frames	3,677	3,372
Fuel and lubricants	2,285	2,237
Parts and supplies	38,582	31,645
Parts, supplies and components for equipment rebuilds	16,464	14,899
Customer rebuild work in process	2,040	3,354
	$57,086	$49,898
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture ("NanJV")	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership ("DNSS")	49%

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-7	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Balance, beginning of the period	$82,981	$59,761	$75,637	$55,974
Investments in affiliates and joint ventures	—	—	—	163
Share of net income	4,483	14,076	23,414	28,652
Dividends and advances received from affiliates and joint ventures	(2,549)	(2,367)	(12,928)	(11,340)
Intercompany eliminations	798	(2,107)	(410)	(4,086)
Balance, end of the period	$85,713	$69,363	$85,713	$69,363
On January 1, 2023, the Dene North Site Services ("DNSS") partnership was dissolved and commenced wind up activities. The Company purchased equipment from the partnership for $2,600, offset by the receipt of final cash distributions of $2,213, resulting in a net cash outflow of $387.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$14,648	$1,808	$86,545	$151	$103,152
Other current assets	50,039	39,182	7,549	3,615	100,385
Non-current assets	16,776	37,200	150,904	10,359	215,239
Total assets	$81,463	$78,190	$244,998	$14,125	$418,776
Liabilities
Current liabilities	$15,783	$40,039	$114,038	$789	$170,649
Non-current liabilities	12,372	29,229	114,347	6,466	162,414
Total liabilities	$28,155	$69,268	$228,385	$7,255	$333,063
Net investments in affiliates and joint ventures	$53,308	$8,922	$16,613	$6,870	$85,713

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$6,559	$1,467	$81,326	$800	$90,152
Other current assets	82,147	41,820	1,776	3,495	129,238
Non-current assets	18,422	27,428	93,007	12,510	151,367
Total assets	$107,128	$70,715	$176,109	$16,805	$370,757
Liabilities
Current liabilities	$40,382	$43,381	$78,457	$1,529	$163,749
Non-current liabilities	12,942	22,195	89,907	6,327	131,371
Total liabilities	$53,324	$65,576	$168,364	$7,856	$295,120
Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-8	North American Construction Group Ltd.

Statements of Operations

Three months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$40,090	$88,480	$38,677	$1,420	$168,667
Gross profit	681	2,940	7,664	201	11,486
Income before taxes	(764)	2,220	3,711	(236)	4,931
Net income	$(838)	$2,220	$3,337	$(236)	$4,483

Three months ended September 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$65,233	$86,842	$6,921	$2,827	$161,823
Gross profit	9,999	3,090	1,488	507	15,084
Income before taxes	8,165	2,671	3,424	813	15,073
Net income	$7,168	$2,671	$3,424	$813	$14,076

Nine months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$146,699	$297,879	$67,242	$4,817	$516,637
Gross profit	14,376	10,407	15,674	511	40,968
Income before taxes	8,101	8,107	9,250	(750)	24,708
Net income	$7,259	$8,107	$8,798	$(750)	$23,414

Nine months ended September 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$158,202	$219,475	$27,344	$8,006	$413,027
Gross profit	24,015	6,282	3,289	1,454	35,040
Income before taxes	17,832	5,450	6,103	1,434	30,819
Net income	$15,665	$5,450	$6,103	$1,434	$28,652
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	September 30, 2023	December 31, 2022
Accounts receivable	$62,092	$65,294
Other assets	2,139	2,444
Accounts payable and accrued liabilities	15,990	13,773
In addition to participation in the joint ventures, the Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended September 30, 2023, and 2022, revenue earned from these services was $178,909 and $171,027, respectively. For the nine months ended September 30, 2023, and 2022, revenue earned from these services was $583,379 and $439,085, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At September 30, 2023, MNALP had recorded accounts receivable of $67,445 on its balance sheet (December 31, 2022 – $66,680).

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-9	North American Construction Group Ltd.

8. Long-term debt

	Note	September 30, 2023	December 31, 2022
Credit Facility	8(a)	$200,000	$180,000
Convertible debentures	8(b)	129,750	129,750
Equipment financing	8(c)	77,356	85,931
Mortgage		28,633	29,231
		$435,739	$424,912
Unamortized deferred financing costs		(3,734)	(4,371)
		$432,005	$420,541
Less: current portion of long-term debt		(39,357)	(42,089)
		$392,648	$378,452
a) Credit Facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement matures on October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by the Company to certain joint ventures.
As at September 30, 2023, there was $32.0 million (December 31, 2022 - $32.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $68.0 million (December 31, 2022 - $88.0 million).
As at September 30, 2023, there was $32.6 million in borrowing availability under finance lease obligations (December 31, 2022 - $46.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at September 30, 2023, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada ("BDC") mortgage.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at September 30, 2023, the Company has provided guarantees on this facility of $71.7 million (December 31, 2022 - $53.4 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded in relation to this guarantee.
The Company also acts as guarantor for equipment leases of Nuna Logistics Ltd. ("NLL"), an affiliate of the Company, to avail more favourable financing terms. As at September 30, 2023, NLL had an outstanding balance of $0.2 million under this arrangement (December 31, 2022 - $0.3 million). At this time, there have been no instances or indication that payments will not be made by NLL. Therefore, no liability has been recorded in relation to this guarantee.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-10	North American Construction Group Ltd.

b) Convertible debentures

	September 30, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.83	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
c) Equipment financing

	September 30, 2023	December 31, 2022
Finance lease obligations	$48,459	$41,804
Financing obligations	22,066	32,889
Promissory notes	6,831	11,238
	$77,356	$85,931

	Three months ended		Nine months ended
	September 30, 2023		September 30, 2023
	Additions	Payments	Additions	Payments
Finance lease obligations	$2,229	$(7,353)	$27,228	$(20,573)
Financing obligations	—	(3,459)	—	(10,823)
Promissory notes	—	(1,482)	—	(4,407)
	$2,229	$(12,294)	$27,228	$(35,803)

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-11	North American Construction Group Ltd.

	Three months ended		Nine months ended
	September 30, 2022		September 30, 2022
	Additions	Payments	Additions	Payments
Finance lease obligations	$—	$(6,735)	$8,695	$(20,441)
Financing obligations	—	(3,860)	—	(11,437)
Promissory notes	—	(1,414)	3,400	(3,925)
	$—	$(12,009)	$12,095	$(35,803)
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(17,482)	(17,482)
Settlement of certain equity classified stock-based compensation	—	337,229	337,229
Issued and outstanding as at September 30, 2023	27,827,282	(1,086,714)	26,740,568
Upon settlement of certain equity classified stock-based compensation during the nine months ended September 30, 2023, the Company withheld the cash equivalent of 216,138 shares for $5,479 to satisfy the recipient tax withholding requirements.
b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net income	$11,387	$20,220	$45,495	$41,291
Interest from convertible debentures (after tax)	1,462	1,486	4,441	4,405
Diluted net income available to common shareholders	$12,849	$21,706	$49,936	$45,696

Weighted-average number of common shares	26,700,303	26,836,133	26,509,360	27,737,971
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,126,979	1,396,028	1,317,922	1,512,048
Dilutive effect of 5.00% convertible debentures	2,129,307	2,095,236	2,129,307	2,095,236
Dilutive effect of 5.50% convertible debentures	3,051,020	3,020,199	3,051,020	3,020,199
Weighted-average number of diluted common shares	33,007,609	33,347,596	33,007,609	34,365,454

Basic net income per share	$0.43	$0.75	$1.72	$1.49
Diluted net income per share	$0.39	$0.65	$1.51	$1.33
For the three and nine months ended September 30, 2023 and 2022, all securities were dilutive.
c) Share purchase program
On April 11, 2022, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete with the purchase and cancellation of the maximum number of shares.
During the nine months ended September 30, 2022, the Company purchased and subsequently cancelled 82,592 shares under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816. This NCIB terminated April 8, 2022.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-12	North American Construction Group Ltd.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,259
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
10. Cost of sales

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Salaries, wages, & benefits	$55,304	$57,298	$193,010	$171,134
Repair parts & consumable supplies	40,091	37,125	132,759	94,966
Subcontractor services	21,657	24,777	72,029	61,217
Equipment & component sales	15,995	11,071	33,638	34,665
Third-party rentals	3,878	5,238	10,745	17,079
Fuel	1,155	2,949	4,940	9,359
Other	1,760	1,982	5,710	5,336
	$139,840	$140,440	$452,831	$393,756
11. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Credit Facility	$2,852	$2,702	$9,262	$5,883
Convertible debentures	1,716	1,729	5,135	5,132
Interest on customer supply chain financing	988	599	3,138	1,109
Equipment financing	836	794	2,461	2,575
Mortgage	244	251	737	757
Amortization of deferred financing costs	296	242	877	792
Interest expense	$6,932	$6,317	$21,610	$16,248
Other interest expense, net	1,187	205	1,331	521
	$8,119	$6,522	$22,941	$16,769
12. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-13	North American Construction Group Ltd.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	169,165	129,750	131,795
Financing obligations	Level 2	22,066	20,812	32,889	30,783
Mortgage	Level 2	28,633	21,728	29,231	24,329
b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and nine months ended September 30, 2023, the Company recognized an unrealized gain of $2,618 and $6,979, respectively, on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at September 30, 2023, was $29.43 (December 31, 2022 - $18.08), resulting in a fair value of $7,757 being recorded to other assets on the Interim Consolidated Balance Sheets as at September 30, 2023. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income. In Q2 2023, the expected maturity date of this agreement was extended from October 2023 to May 2024. No other terms or conditions changed.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $168,667 and $516,637, respectively, for the three and nine months ended September 30, 2023 ($161,823 and $413,027, respectively, for the three and nine months ended September 30, 2022) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Customer A	37%	20%	29%	20%
Customer B	21%	28%	28%	31%
Customer C	22%	28%	22%	24%
Customer D	6%	13%	11%	15%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected, to a large extent, against inflation risk given the contracts in place contain annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values, used to calculate the contractual price increases, lagging actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-14	North American Construction Group Ltd.

13. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash paid during the period for:
Interest	$6,448	$6,867	$21,725	$16,629
Income taxes	—	—	1,370	—
Cash received during the period for:
Interest	40	1	398	22
Operating subleases included in cash from operations	1,295	1,566	4,887	5,441
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	2,229	—	27,228	8,695
Increase in assets held for sale, offset by property, plant and equipment	658	568	3,939	3,016
Non-cash working capital exclusions:
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	—	639
Net decrease in accrued liabilities related to the current portion of deferred stock units liability	—	—	5,099	—
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	(9)	(2)	(1,448)	(1,195)
Net (increase) decrease in accrued liabilities related to taxes payable	809	—	1,049	(350)
Net (increase) decrease in accrued liabilities related to dividend payable	(33)	96	(576)	(1,025)
Net increase in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(15,764)	—	(2,264)	—
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Operating activities:
Accounts receivable	$346	$(20,032)	$5,241	$(18,405)
Contract assets	(2,794)	(1,032)	2,320	(1,179)
Inventories	(917)	3,260	(7,188)	402
Contract costs	—	936	—	2,466
Prepaid expenses and deposits	1,943	(6,654)	3,941	(4,012)
Accounts payable	(4,773)	11,471	(12,876)	8,865
Accrued liabilities	1,972	4,035	(15,221)	(11,880)
Contract liabilities	69	(362)	(1,342)	(3,192)
	$(4,154)	$(8,378)	$(25,125)	$(26,935)
14. Subsequent events
Effective October 1, 2023, the Company closed on its acquisition of MacKellar Group ("MacKellar"), a privately-owned heavy earthworks company based in Australia. Total expected consideration is $395 million (the "Consideration"), with the final Consideration amount to be determined based on MacKellar’s audited financial statements as of September 30, 2023, which will be reflected in the Company’s financial statements for the year ending December 31, 2023. The purchase price is approximately equal to the fair value of net assets of MacKellar and subsequent payments over a four-year period based on the estimated earnings of the business. The Company is in the process of valuing amounts for the major classes of assets and liabilities acquired, intangible assets and pre-acquisition contingencies in order to allocate the purchase price.

Concurrent with closing of the transaction, the Company entered into an amended and restated senior revolving credit facility (the “Credit Facility”). On October 26, 2023, the Company exercised the accordion feature as included in the amended agreement. As part of the amendment, the maturity date of the Credit Facility was extended to

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-15	North American Construction Group Ltd.

October 3, 2026. The Credit Facility remains comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four-quarter basis.

The lending capacity provided by the Credit Facility includes a Canadian dollar tranche of $280 million and an Australian dollar tranche of $220 million, totaling $470 million of lending capacity using the exchange rate in effect as at October 3, 2023. In addition, the Credit Facility permits up to $350 million of secured equipment financing from third party providers resulting in a total borrowing limit of $820 million.

Interim Consolidated Financial Statements (Unaudited) September 30, 2023	F-16	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2023, and ended on September 30, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 1, 2023

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2023, and ended on September 30, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 1, 2023

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer